SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C.  20549
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                            SCHEDULE 13D

               Under the Securities Exchange Act of 1934

                              Lucor, Inc.
       ------------------------------------------------------------
                           (Name of Issuer)


               Class A Common Stock, par value $.01 per share
       ------------------------------------------------------------
                     (Title of Class of Securities)

                                0-25164
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                            (CUSIP Number)

                           Stephen P. Conway
                            Jerry B. Conway
                           790 Pershing Road
                    Raleigh, North Carolina  27608
                       Telephone: (919) 828-9511
       -------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                             With copies to:

                        R. Lewis Stanford, Esq.
                           790 Pershing Road
                        Raleigh, North Carolina
                                 27603

                            January 31, 2001
       ---------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

      If  the  filing person has previously filed a statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1(b)(3) or (4), check the following box___.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO.: 0-25164

   1      NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.  OF ABOVE PERSON

          Stephen P. Conway    ###-##-####
          Jerry B. Conway      ###-##-####

   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
          (a)___

          (b)___

   3      SEC USE ONLY

   4      SOURCE OF FUNDS

          PF

   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT
          TO ITEM 2(d) OR 2(e)___

   6      CITIZENSHIP OR PLACE OF ORGANIZATION

          United States


 NUMBER OF              7    SOLE VOTING POWER
  SHARES                     Stephen P. Conway:  9,300 shares - .4%
                             Jerry B. Conway:  153,930 shares - 6.6%

BENEFICIALLY            8    SHARED VOTING POWER
 OWNED BY                    835,777 shares - 35.8%

  EACH                  9    SOLE DISPOSITIVE POWER
REPORTING                    Stephen P. Conway: 9,300 shares - .4%
                             Jerry B. Conway: 153,930 shares - 6.6%

PERSON WITH            10    SHARED DISPOSITIVE POWER
                             76,300 shares - 3.3%

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Stephen P. Conway: 995,077 shares (1)
          Jerry B. Conway:  1,139,707 shares  (2)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES___

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          48.9%

   14     TYPE OF REPORTING PERSON
          IN

     (1) Includes 150,000 shares of unissued shares that he has the right to acquire upon exercise of stock options.

     (2) Includes 150,000 shares of unissued shares that he has the right to acquire upon exercise of stock options.

Item 1.  Security and Issuer

     The class of equity securities to which the Statement relates is the Class A common stock, par value $0.01 per share ("Class A Common Stock"), of Lucor, Inc. (the "Issuer"), a
Florida corporation, with principal offices located at 790 Pershing Road, Raleigh, North Carolina 27608.

Item 2.  Identity and Background

     (a)  Mr. Stephen P. Conway.
          Mr. Jerry B. Conway.

     (b)  Mr.  Stephen P. Conway's address is 117 Pierson  Lane,
          Sarasota,  Florida 34242.
          Mr. Jerry B. Conway's address is 305 Dwellinghouse Trail, Raleigh, North Carolina 27615.

     (c)  Mr. Stephen P. Conway is the Chairman of the Board and
          Chief Executive Officer of the Issuer; Mr. Jerry B. Conway is the President of the Issuer. Mr. Stephen P. Conway and Mr. Jerry B. Conway are brothers.

     (d) Mr. Stephen P. Conway and Mr. Jerry B. Conway have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

     (e) Mr. Stephen P. Conway and Mr. Jerry B. Conway have not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws during the last five years.

     (f)  United States.

Item 3.  Source and Amount of Funds or Other Consideration

      Messrs. Stephen P. Conway and Jerry B. Conway used personal funds to purchase their holdings. There is no agreement in place currently with respect to any financing.

Item 4.  Purpose of Transaction

      Messrs. Stephen P. Conway and Jerry B. Conway hold their shares of the Class A Common Stock for investment purposes, and will continue to accumulate or dispose of such stock, as they deemed appropriate for such purpose. Such stock, along with the voting power for 759,477 beneficially held shares pursuant to an irrevocable proxy, are held to enhance their ability to control the actions of the Issuer in order to improve the value of such company and their investment thereof. On January 8, 2001, Messrs. Stephen P. Conway and Jerry B. Conway, jointly filed with the Issuer a preliminary Schedule 13e-3 describing a proposal for 20 to 1 reverse stock split of the Issuer's Class A Common Stock, which states their intention to support a termination of public registration of the Class A Common Stock pursuant of the Act.

     Except as set forth above, Messrs. Stephen P. Conway and Mr.
Jerry B. Conway do not have other plans or proposals relating to the information required to be disclosed in subparagraphs (a) through (j) of Item 4.

Item 5.  Interest in Securities of the Issuer

     (a) Mr. Stephen P. Conway beneficially owns 995,077 shares, or 42.6% of the issued and outstanding shares of Class A Common Stock (based upon the total number of outstanding shares provided in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1999), including 150,000 shares of unissued shares that he has the right to acquire upon exercise of stock options.

     Mr. Jerry B. Conway beneficially owns 1,139,707 shares, or 48.8% of the issued and outstanding shares of Class A Common Stock (based upon the total number of outstanding shares provided in the Issuer's Annual Report on Form 10-K for the fiscal year ended December 31, 1999), including 150,000 shares of unissued shares that he has the right to acquire upon exercise of stock options.

     (b) Mr. Stephen P. Conway has (i) the sole power to vote or direct the voting of 9,300 shares of Class A Common Stock, (ii) the sole power to dispose or direct the disposing of 9,300 shares or of Class A Common Stock, and (iii) the shared power to dispose of 76,300 shares of Class A Common Stock.

     Mr. Jerry B. Conway has (i) the sole power to vote or direct the voting of 153,930 shares of Class A Common Stock, (ii) the sole power to dispose or direct the disposing of 153,930 shares of Class A Common Stock, and (iii) the shared power to dispose of 76,300 shares of Class A Common Stock.

     (c)  Mr.   Stephen  P.  Conway  engaged  in  the   following
          transactions with respect to the Class A Common Stock during the past sixty (60) days:

            Dec-00    28,000   Acquired Indirectly
                               through Navigator Management

            Jan-01    9,500    Acquired Indirectly
                               through Navigator Management

     (d) Mr. Jerry B. Conway engaged in the following transactions with respect to the Class A Common Stock during the past sixty (60) days:

            Dec-00    7,000    Acquired Directly

            Dec-00    28,000   Acquired Indirectly
                               through Navigator Management

            Jan-01     3,500   Acquired Directly

            Jan-01     9,500   Acquired Indirectly
                               through Navigator Management

     (e)  Not applicable.
     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationship
          With Respect to Securities of the Issuer

     Pursuant to the grant of an irrevocable proxy dated May 30, 1996, Messrs. Stephen P. Conway and Jerry B. Conway, or either of them, are entitled to vote these 759,477 shares of Class A Stock on all matters that Pennzoil Products Company is entitled to vote; provided however, Pennzoil Products Company retains all rights to vote such shares with respect to the following matters which may come before the shareholders:

     (i) After five (5) years from May 30, 1996, the election of Directors;

     (ii) The sale, lease, exchange or disposition of all or substantially all of the property and assets of the Company; and

     (iii) A merger, consolidation, liquidation, dissolution or winding-up of the Company.


Item 7.  Material to Be Filed as Exhibits

     None.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 31, 2001

                              By: /s/ Stephen P. Conway
                                 ________________________
                                   Stephen P. Conway


                              By: /s/ Jerry B. Conway
                                 ________________________
                                   Jerry B. Conway

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